Exhibit 99.1

FOR IMMEDIATE RELEASE

CARDICA ISSUES STATEMENT REGARDING BROADFIN

REDWOOD CITY, California – October 22, 2014 – Cardica, Inc. (Nasdaq: CRDC) today confirmed that Broadfin Capital, LLC has filed its preliminary proxy statement with the Securities and Exchange Commission stating that it intends to solicit proxies to vote in favor of its three director nominees at the company’s 2014 Annual Meeting of Stockholders.

Cardica issued the following statement:

Cardica remains open to reaching a mutually acceptable resolution to avoid a costly proxy contest and is willing to consider reconstituting the Board further. We are interested in interviewing Broadfin’s nominees and are willing to consider adding nominees that meet Broadfin’s previously stated criteria of “Board members that have experience running public companies during the launch of major products.”  Cardica again invites Broadfin to provide the Board the opportunity to interview Broadfin’s nominees and reopen constructive dialogue to avoid this costly path of a proxy contest.

We take the views of our stockholders seriously. In particular, we have engaged in an extensive dialogue with Broadfin since June 2014 in a good faith effort to reach a resolution that benefits all stockholders. The interaction has included numerous meetings and phone calls with Broadfin and repeated attempts by Cardica to enter into a confidentiality agreement so we could provide Broadfin the requested material non-public information. However, despite our efforts to work constructively, Broadfin has not been in contact with us since our September 30 invitation to discuss a path to settlement.

The Cardica Board of Directors and management team are committed to enhancing stockholder value, and are taking steps that we believe will enable us to achieve this goal. Our focus on the task at hand has not wavered, and we continue to believe that Cardica’s current strategy will generate stockholder value and enable us to realize the full potential of our cutting edge technology. Today, we are building a market for our highly differentiated surgical stapling technology by executing a disciplined commercialization rollout for our XCHANGE 30 MicroCutter and by developing additional market enhancing products, including XCHANGE 45.

Cardica will present its recommendation with respect to the election of directors in its definitive proxy statement, which will be filed with the Securities and Exchange Commission at a later date. Cardica’s Annual Meeting of Stockholders is scheduled to be held on December 11, 2014. Stockholders are not required to take any action at this time.

About Cardica

Cardica designs and manufactures proprietary stapling and anastomotic devices for laparoscopic and cardiac surgical procedures. Cardica's technology portfolio is intended to reduce operating time and facilitate minimally-invasive and robot-assisted surgeries. Cardica's MicroCutter XCHANGE® 30, a cartridge-based articulating surgical stapling device with a five-millimeter shaft diameter, is manufactured and cleared for use in a variety of gastrointestinal procedures and appendectomies in the United States, and is marketed for a wide range of surgical procedures in Europe. Cardica is developing the Cardica® MicroCutter XCHANGE® 45, a cartridge-based microcutter device that is being designed with an eight-millimeter shaft to be used in a variety of procedures, including bariatric, colorectal, thoracic and general surgery. The Cardica MicroCutter XCHANGE 45 product requires 510(k) clearance and CE Mark and is not yet commercially available in the U.S. or internationally. In addition, Cardica manufactures and markets its automated anastomosis systems, the C-Port® Distal Anastomosis Systems and PAS-Port® Proximal Anastomosis System for coronary artery bypass graft (CABG) surgery, and has shipped over 50,000 units throughout the world.

Forward-Looking Statements

The statements in this press release regarding the expected benefits from the steps Cardica’s Board is taking to improve stockholder value are "forward-looking statements." There are a number of important factors that could cause results to differ materially from those indicated by these forward-looking statements, including: Cardica may encounter unexpected technical difficulties that could delay the development of the XCHANGE 45 and/or new versions of the XCHANGE 30; that prospective customers may not perceive the benefits of the XCHANGE 30 to be sufficient to warrant its purchase; that prospective customers may be constrained by pricing pressures or purchasing requirements in the hospitals and facilities in which they work, which could prevent them from purchasing Cardica’s products; as well as other risks detailed from time to time in Cardica's reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2014, under the caption "Risk Factors," filed on September 25, 2014. Cardica expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein. Readers are encouraged to read Cardica's reports filed with the U.S. Securities and Exchange Commission, available at www.sec.gov.

Important Information

Cardica intends to file with the Securities and Exchange Commission (the “SEC”) and expects to mail to stockholders a definitive proxy statement relating to Cardica’s 2014 Annual Meeting of Stockholders. Stockholders are urged to read the proxy statement and any related documents when they become available as they contain important information. Stockholders may obtain free copies of these documents and other documents filed with the SEC by Cardica at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Cardica’s website at www.cardica.com. Stockholders may also contact McKenzie Partners with questions or requests for additional copies of the proxy materials by calling toll free at (800) 322-2885. Cardica’s directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from stockholders. Information regarding the names and special interests of these directors and executive officers in proxy solicitation will be included in the proxy statement described above.

Contact

Bob Newell, Vice President, Finance and Chief Financial Officer

(650) 331-7133

investors@cardica.com

or

James Golden / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449